SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
Nissei Dowa Songai Hoken Kabushiki Kaisha

(Name of Subject Company)
Nissay Dowa General Insurance Company, Limited

(Translation of Subject Company Name into English (if applicable))
Japan

(Jurisdiction of Subject Company Incorporation or Organization)
Mitsui Sumitomo Insurance Group Holdings, Inc.

(Name of Person(s) Furnishing Form)
Common Stock

(Title of Class of Subject Securities)
N/A

(CUSIP Number of Class of Securities (if applicable))
Takeshi Takatoi
Mitsui Sumitomo Marine Management (U.S.A.), Inc.
15 Independence Boulevard, P.O. Box 4602
Warren, New Jersey, 07059-0602, U.S.A.
Tel: (908) 604-2967

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
The following document is attached as an exhibit to this Form CB:

Exhibit
Number

1.	English translation of the Convocation Notice of Extraordinary Shareholders’ Meeting of Nissay Dowa General Insurance Company, Limited scheduled to be held on December 22, 2009
Item 2. Informational Legends
The required legends have been included in prominent portions of the Exhibit 1 referred to in Item 1.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
Mitsui Sumitomo Insurance Group Holdings, Inc. is submitting to the Securities and Exchange Commission concurrently with the furnishing of this Form CB a Form F-X executed by it and its agent for service of process.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: December 1, 2009	By:	/s/ Toshiaki Egashira
	Name:	Toshiaki Egashira
	Title:	President, Chief Executive Officer